UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Anaren, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

032744104

(CUSIP Number)

Vintage Capital Management, LLC

4705 S. Apopka Vineland Road, Suite 210

Orlando, FL 32819

(407) 909-8015

With a copy to:

Bradley L. Finkelstein

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 032744104	13D

(1)	NAMES OF REPORTING PERSONS Vintage Partners, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 442,804 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 442,804 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 442,804 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

*

Percentage calculated based on 15,235,058 shares of common stock, par value $.01 per share, outstanding as of September 12, 2011, as reported in the Definitive Proxy Statement of Anaren, Inc. filed with the Securities and Exchange Commission on September 16, 2011.

CUSIP No. 032744104	13D

(1)	NAMES OF REPORTING PERSONS Vintage Partners GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 442,804 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 442,804 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 442,804 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*

Percentage calculated based on 15,235,058 shares of common stock, par value $.01 per share, outstanding as of September 12, 2011, as reported in the Definitive Proxy Statement of Anaren, Inc. filed with the Securities and Exchange Commission on September 16, 2011.

CUSIP No. 032744104	13D

(1)	NAMES OF REPORTING PERSONS Vintage Avenue, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 1,077,196 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 1,077,196 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,077,196 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

*

Percentage calculated based on 15,235,058 shares of common stock, par value $.01 per share, outstanding as of September 12, 2011, as reported in the Definitive Proxy Statement of Anaren, Inc. filed with the Securities and Exchange Commission on September 16, 2011.

CUSIP No. 032744104	13D

(1)	NAMES OF REPORTING PERSONS Vintage Avenue GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 1,077,196 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 1,077,196 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,077,196 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*

Percentage calculated based on 15,235,058 shares of common stock, par value $.01 per share, outstanding as of September 12, 2011, as reported in the Definitive Proxy Statement of Anaren, Inc. filed with the Securities and Exchange Commission on September 16, 2011.

CUSIP No. 032744104	13D

(1)	NAMES OF REPORTING PERSONS Vintage Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 1,520,000 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 1,520,000 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,520,000 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*

Percentage calculated based on 15,235,058 shares of common stock, par value $.01 per share, outstanding as of September 12, 2011, as reported in the Definitive Proxy Statement of Anaren, Inc. filed with the Securities and Exchange Commission on September 16, 2011.

CUSIP No. 032744104	13D

(1)	NAMES OF REPORTING PERSONS Kahn Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 1,520,000 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 1,520,000 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,520,000 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*

Percentage calculated based on 15,235,058 shares of common stock, par value $.01 per share, outstanding as of September 12, 2011, as reported in the Definitive Proxy Statement of Anaren, Inc. filed with the Securities and Exchange Commission on September 16, 2011.

CUSIP No. 032744104	13D

(1)	NAMES OF REPORTING PERSONS Brian R. Kahn
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 1,520,000 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 1,520,000 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,520,000 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

*

Percentage calculated based on 15,235,058 shares of common stock, par value $.01 per share, outstanding as of September 12, 2011, as reported in the Definitive Proxy Statement of Anaren, Inc. filed with the Securities and Exchange Commission on September 16, 2011.

Item 1.	Security and Issuer.

The securities to which this statement on Schedule 13D (this “Statement”) relates are the common stock, par value $.01 per share (the “Common Stock”), of Anaren, Inc., a New York corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 6635 Kirkville Road, East Syracuse, NY 13057.

Item 2.	Identity and Background.

(a)	Name

This Statement is filed by:

(i)	Vintage Partners, L.P., a Delaware limited partnership (“Vintage Partners”);

(ii)	Vintage Partners GP, LLC, a Delaware limited liability company (“Partners GP”), who serves as the general partner of Vintage Partners;

(iii)	Vintage Avenue, L.P., a Delaware limited partnership (“Vintage Avenue”);

(iv)	Vintage Avenue GP, LLC, a Delaware limited liability company (“Avenue GP”), who serves as the general partner of Vintage Avenue;

(v)	Vintage Capital Management, LLC, a Delaware limited liability company (“Vintage Capital”), who serves as the investment manager of Vintage Partners and Vintage Avenue;

(vi)	Kahn Capital Management, LLC, a Delaware limited liability company (“Kahn Capital”), who serves as a member (and majority owner) of each of Partners GP and Avenue GP and a member (and majority owner) of Vintage Capital; and

(vii)	Brian R. Kahn, who serves as (A) the manager and a member of each of Partners GP, Avenue GP and Vintage Capital, and (B) the manager and sole member of Kahn Capital.

Vintage Partners and Vintage Avenue are referred to together as the “Funds.” The Funds, Partners GP, Avenue GP, Vintage Capital, Kahn Capital and Mr. Kahn are referred to collectively as the “Reporting Persons.”

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit 1.

(b)	Residence or Business Address

The address of the principal business and principal office of each of the Reporting Persons is 4705 S. Apopka Vineland Road, Suite 210, Orlando, FL 32819.

(c)	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

The principal business of the Funds is investing in securities.

The principal business of Partners GP is acting as the general partner of Vintage Partners.

The principal business of Avenue GP is acting as the general partner of Vintage Avenue.

The principal business of Vintage Capital is acting as the investment manager of the Funds.

The principal business of Kahn Capital is acting as a member of each of Partners GP, Avenue GP and Vintage Capital.

The principal occupation of Mr. Kahn is acting as the manager of each of Partners GP, Avenue GP, Vintage Capital and Kahn Capital.

(d)	Criminal Convictions

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings

During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

Mr. Kahn is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock to which this Statement relates were purchased by the Funds using their investment capital. The aggregate purchase price of the 1,520,000 shares of Common Stock acquired by the Funds was approximately $28,910,000 (including brokerage commissions and transaction costs).

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the shares of Common Stock for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business. The Reporting Persons favorably regard the business of the Issuer and admire the work of its President, Chief Executive Officer and Chairman, Lawrence A. Sala, in growing the Issuer in his role as a member of its senior management team since 1995.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things, (i) changes in the market prices of the Common Stock; (ii) changes in the Issuer’s operations, business strategy or prospects; or (iii) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or board of directors of the Issuer, other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (i) modifying their ownership of Common Stock; (ii) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (iii) proposing changes in the Issuer’s operations, governance or capitalization; (iv) pursuing a transaction that would result in the Reporting Persons’ acquisition of a controlling interest in the Issuer; or (v) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right (i) to formulate other plans and proposals; (ii) to take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (iii) to acquire additional Common Stock or to dispose of some or all of the Common Stock beneficially owned by them in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of the close of business on the date of this Statement, (i) Vintage Partners owned 442,804 shares of Common Stock both beneficially and as direct owner, representing approximately 2.9% of the outstanding shares of Common Stock, and (ii) Vintage Avenue owned 1,077,196 shares of Common Stock both beneficially and as direct owner, representing approximately 7.0% of the outstanding shares of Common Stock. As of the close of business on the date of this Statement, the 1,520,000 shares of Common Stock owned beneficially in the aggregate by the Funds represented approximately 9.9% of the outstanding shares of Common Stock. All percentages in this paragraph relating to beneficial ownership of Common Stock are based on 15,235,058 shares of Common Stock outstanding as of September 12, 2011, as reported in the Definitive Proxy Statement of the Issuer filed with the Securities and Exchange Commission on September 16, 2011.

Vintage Partners and Vintage Avenue each disclaims beneficial ownership of the shares of Common Stock owned beneficially and directly by the other.

Partners GP, as the general partner of Vintage Partners, has the power to direct the voting and disposition of the shares of Common Stock that Vintage Partners owns beneficially and directly, and accordingly may be deemed to be the beneficial owner (as that term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) of the shares of Common Stock owned beneficially and directly by Vintage Partners. Partners GP disclaims beneficial ownership of such shares for all other purposes.

Avenue GP, as the general partner of Vintage Avenue, has the power to direct the voting and disposition of the shares of Common Stock that Vintage Avenue owns beneficially and directly, and accordingly may be deemed to be the beneficial owner of the shares of Common Stock owned beneficially and directly by Vintage Avenue. Avenue GP disclaims beneficial ownership of such shares for all other purposes.

Vintage Capital, as the investment manager of the Funds, has the power to direct the voting and disposition of the shares of Common Stock that the Funds own beneficially and directly, and accordingly may be deemed to be the beneficial owner of the shares of Common Stock owned beneficially and directly by the Funds. Vintage Capital disclaims beneficial ownership of such shares for all other purposes.

Kahn Capital, as a member and the majority owner of each of Partners GP, Avenue GP and Vintage Capital, may be deemed to have the power to direct the voting and disposition of the shares of

Common Stock that the Funds own beneficially and directly, and may be deemed to be the beneficial owner of the shares of Common Stock owned beneficially and directly by the Funds. Kahn Capital disclaims beneficial ownership of such shares for all other purposes.

Mr. Kahn, as the manager of each of Partners GP, Avenue GP, Vintage Capital and Kahn Capital, has the power to direct the voting and disposition of the shares of Common Stock that the Funds own beneficially and directly, and accordingly may be deemed to be the beneficial owner of the shares of Common Stock owned beneficially and directly by the Funds. Mr. Kahn disclaims beneficial ownership of such shares for all other purposes.

To the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any shares of Common Stock.

(c) Exhibit A, which is incorporated herein by reference, describes all of the transactions in the Common Stock that were effected in the past 60 days by the Reporting Persons. Except as set forth in Schedule A, none of the Reporting Persons has effected any transactions in the Common Stock in the past 60 days.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for the joint filing agreement between and among the Reporting Persons attached as Exhibit 1 and other than as described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description

1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2011

VINTAGE PARTNERS, L.P.

By:	Vintage Partners GP, LLC,
its General Partner

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

VINTAGE PARTNERS GP, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

VINTAGE AVENUE, L.P.

By:	Vintage Avenue GP, LLC,
its General Partner

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

VINTAGE AVENUE GP, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

KAHN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

/s/ Brian R. Kahn
Brian R. Kahn

Schedule A

Transactions by the Reporting Persons in the Past 60 Days

Beneficial Ownership	Transaction Date	Purchase or Sale	Quantity	Price per Share (excluding commission)	How Effected
Vintage Partners, L.P.	08/02/11	Purchase	11,348	19.4355	Open Market
Vintage Partners, L.P.	08/03/11	Purchase	11,756	19.4000	Open Market
Vintage Partners, L.P.	08/04/11	Purchase	179,500	19.4830	Open Market
Vintage Partners, L.P.	08/05/11	Purchase	225,800	19.5298	Open Market
Vintage Partners, L.P.	08/10/11	Purchase	14,400	17.7470	Open Market

Vintage Avenue, L.P.	08/26/11	Purchase	50,829	19.1639	Open Market
Vintage Avenue, L.P.	08/31/11	Purchase	3,600	19.5600	Open Market
Vintage Avenue, L.P.	09/01/11	Purchase	33,197	20.0026	Open Market
Vintage Avenue, L.P.	09/02/11	Purchase	28,081	19.6999	Open Market
Vintage Avenue, L.P.	09/02/11	Purchase	2,227	19.7225	Open Market
Vintage Avenue, L.P.	09/06/11	Purchase	28,903	19.5783	Open Market
Vintage Avenue, L.P.	09/06/11	Purchase	13,212	19.5675	Open Market
Vintage Avenue, L.P.	09/07/11	Purchase	2,541	19.7676	Open Market
Vintage Avenue, L.P.	09/07/11	Purchase	850	20.0288	Open Market
Vintage Avenue, L.P.	09/08/11	Purchase	40,217	19.9872	Open Market
Vintage Avenue, L.P.	09/09/11	Purchase	28,097	19.5470	Open Market
Vintage Avenue, L.P.	09/12/11	Purchase	20,631	19.4144	Open Market
Vintage Avenue, L.P.	09/13/11	Purchase	7,309	19.8082	Open Market
Vintage Avenue, L.P.	09/15/11	Purchase	600	20.0000	Open Market
Vintage Avenue, L.P.	09/16/11	Purchase	3,416	20.1304	Open Market
Vintage Avenue, L.P.	09/19/11	Purchase	15,646	20.0031	Open Market
Vintage Avenue, L.P.	09/20/11	Purchase	18,035	19.4930	Open Market
Vintage Avenue, L.P.	09/20/11	Purchase	9,000	19.4865	Open Market
Vintage Avenue, L.P.	09/22/11	Purchase	255,022	17.6758	Open Market
Vintage Avenue, L.P.	09/23/11	Purchase	3,106	17.6570	Open Market
Vintage Avenue, L.P.	09/23/11	Purchase	73,087	17.7821	Open Market
Vintage Avenue, L.P.	09/26/11	Purchase	88,384	18.9493	Open Market
Vintage Avenue, L.P.	09/26/11	Purchase	100,000	19.0000	Open Market
Vintage Avenue, L.P.	09/28/11	Purchase	75,000	19.0000	Open Market
Vintage Avenue, L.P.	09/30/11	Purchase	13,958	19.1618	Open Market
Vintage Avenue, L.P.	10/03/11	Purchase	162,248	19.2400	Open Market

EXHIBIT INDEX

Exhibit Number	Description

1	Joint Filing Agreement